

OFFERING MEMORANDUM

facilitated by



Good Beer LLC.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Good Beer LLC.
State of Organization	MO
Date of Formation	04/19/2018
Entity Type	Limited Liability Company
Street Address	3145 Broadway Blvd, Kansas City MO, 64111
Website Address	Www.kinggkc.com

(B) Directors and Officers of the Company

Key Person	Eric Flanagan
Position with the Company 　　　　　　　　　　Title 　　　　　　　　First Year	 Founder 2018
Other business experience (last three years)	*Good Beer LLC. - 2018- Present (Owner/Operator)* Sandhills Brewing - 2019-Present (Brewer/Tap Room Bartender) 99 Hops House - Argosy Casino - 2015- 2018 (General Manager)

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Eric Flanagan	73%

(D) The Company's Business and Business Plan

Location

Location, Location, Location! 'King G' and 'Jim's' are located at 500 e. 18th St., on the NE corner of Locust and 18th street, in the heart of the bustling East Crossroads Arts District (https://kccrossroads.org/). The building buttresses 'Art Alley', which showcases the best in local urban street art.

- 'King G' and 'Jim's' shares a common wall to the north with prominent art gallery 'Vulpes Bastille' (http://vulpesbastille.com/) and is across the street from popular businesses such as 'Grinder's KC' (https://grinderspizza.com/) and their concert venue 'Crossroads KC at Grinder's' which can hold 2500 patrons for concerts.
- Other food halls, breweries, bars, and distilleries, dot the East Crossroads landscape and are within a block or two of 'King G', which you can see on the following map, (King G is denoted with a green dot):
- The major residential Milhaus development of the 72 million dollar 'Artistry KC' (https://www.artistrykc.com/) has 340 apartments in construction and is one block south of 'King G' and is currently leasing.
- The 283 unit City Club luxury apartments are finishing construction 7 blocks to the west. The mixed-use development is slated to open in May '21. https://www.cityclubapartments.com
- The 40 million dollar project, Reverb Luxury Apartment Tower has 132 units and is slated to finish construction in August of '21. This tower is 4 blocks, directly west of 'King G', on 18th Street.
- The East Crossroads is located 10 blocks south of the downtown 'core' of Kansas City.

The Space

With the addition of Jim's, we now have 6850 sq feet and 4 out of 4 suites 'King G' at 500 e. 18th Street, is a 5100 sq. ft. floor plan, maximizing revenue-generating square footage. On the first floor, we have 3 out of the 4 'suites'. 6 artist apartments are above the space.

- The staircase to the upstairs apartments separates the bar from the deli (see 'Plans').
- The location has an interesting 'Pit Bar' feature (large X, top left of the picture). We have a basement bar that can hold 25-35 people, with a balcony all around it. "Main bar" patrons can look down on 'Pit Bar' patrons and vice versa.
- 'Pit Bar' is the perfect place for private parties (additional rental revenue) while still having enough square footage at the 'Main Bar' for general admission.
- Our 'Main Bar' is a massive horseshoe style bar, with 2 glass garage doors, floor to ceiling glass, 3 entrances, and exits (see 'Plans'). The bar itself fits 25 people seated. Access to the bar on concert nights and First Fridays is a priority to push our revenue. We accomplished that with this design.
- Drink rails, high-top tables, and barstools surround the bar area add another 40 seats, plus standing room.
- Our Deli has approximately 20 low-top seats, with 5 high top looking out a glass garage door.
- A communal back hallway connecting the Bar with the Deli, has 4 bathrooms, storage, and utility closets.
- The 'Jim's' addition will be approx 900 sq ft with a single bathroom and around 40 seats.
- The kitchen extension will provide a walk in cooler for our food program, a grill, stove, and hood, along with much needed bar prep space.

Our Story

- Jim's (an alley bar) will be a 1000 sq ft bar located to the east of King G, featuring yard beer, draft cocktails, and bar food.
- In addition to the expansion, King G will be provided additional kitchen space for a fully operational grill and hood system, along with bar prep space for King G's leading cocktail program.
- Please see 'Executive Business Summary' for more detail!
- We successfully launched a Mainvest campaign for King G in the fall of 2020. We raised 101k! We are on pace for 1.6m in our first year and the addition of more kitchen space and another bar (Jim's) should bring us over the 2m marker.
- See WWW.KINGGKC.COM for more information on the success of 'King G' and the Mainvest campaign supporting it!
- MOST IMPORTANTLY, your investment will be paid by gross receipts from BOTH King G and Jim's! 2 for 1!

Intended Use of Funds

This 125k Mainvest loan will be for the construction of our expanded kitchen and bar. Revenue sharing to 'Jim's Mainvest investors' will come from the total revenue of BOTH King G and Jim's.

- The 'King G' project came in at approximately 1.025m, in which we raised 900k through equity and debt investment.
- Our debt financing is through a credit union equipment loan (115k), AltCap (50k), and Mainvest (110k).
- We have covered the pre-opening cost difference with King G profits and cost reallocation.
- Mainvest distributions will be paid by both King G and Jim's gross receipts.
- This 2nd Mainvest offering will be allocated to construction costs for an expanded kitchen benefitting King G and Jim's (grill, stove, hood), King G bar prep area, and Jim's (an Alley

Bar).

Jim's Bar

From the same team that brought you 'King G'!

'Jim's (an alley bar)' will be a new bar and grill located to the east of King G, sharing expanded, much-needed kitchen space, with King G. We successfully launched a Mainvest campaign for King G in the fall of 2020. We raised 101k! We are on pace for 1.6m in our first year and the addition of more kitchen space and another bar (Jim's) should bring us over the 2m marker. More importantly, King G has 4.9 stars on Google Reviews (79 reviews).

Our Offerings

New Info for 'Jim's'! With the addition of a grill and hood system, Jim's will offer a more robust bar menu featuring: Italian Beef, Sausage and Peppers, Beef Slider's, Club Sandwich, and the deli's famous Taylor Ham Sandwich. The grill will also allow the King G Deli to have more flexibility and be more creative.

- Jim's will have heartier fare than the deli with simple menu consisting of less than 10 menu items and sides.
- Additional, grill, stove, and hood, will allow for more flexibility with both food programs at Jim's and King G.

The Team

Eric Flanagan, Owner/Operator

Eric Flanagan has been an owner/operator (OFFKEY, Bridger's Bottle Shop) and general manager of multiple restaurants (Leinenkugel's), bars (Westport Ale House, 99 Hops House, McFadden's) over the last 15 years. Eric has experience in fundraising, site selection, lease negotiation, construction, accounting, training, and operations, for entities ranging from 800k-4m annual revenue.

His experience in cost controls, marketing, and overall operations, has led to ROI's ranging from 10-38% (depending on the concept) for investors and corporations.

Eric is also a brewer, experienced beer purchaser, Certified Cicerone, and Certified Beer Judge, with in-depth knowledge and passion in beer education and brewing. He currently works at Sandhills Brewing Company in Mission, KS as a brewer and bartender, when not working on this project.

When not working, Eric is planning a wedding in October of 2021 to his long-time girlfriend/fiance, Jess. His hobbies, right now, are entertaining his 3-year-old named Madelyn and a needy chocolate labrador named Bernie.

Eric is excited to lead his best project to date in the heart of the vibrant Kansas City Crossroads District, in downtown Kansas City, MO.

Howard Hanna, Chef/Consultant

Howard Hanna is an award-winning chef and restaurateur based in Kansas City, Missouri.

He is known for establishing relationships with farmers, his commitment to sustainability, and promoting inclusive hospitality. Howard put down roots in KC after graduating first in his class from the Culinary Institute of America in New York in 2003 and garnering valuable experience in some of NYC's great restaurants, including Union Square Cafe.

Howard's eclectic tastes and approachable midwestern style have earned him recognition by the James Beard Award Foundation as a two-time semifinalist for Best Chef: Midwest. He opened his first restaurant, The Rieger, in 2010 which became known as one of Kansas City's landmark restaurants until closing in late 2020 amidst the Covid 19 pandemic.

In 2014, Howard followed up on The Rieger's success by opening Ça Va, a champagne bar and bistro which has garnered national attention.

Before closing the Rieger, Chef Howard and his team transitioned the restaurant into the Crossroads Community Kitchen working to salvage food that may have gone to waste while feeding food insecure people in Kansas City and keeping his staff working while many restaurants were shut down or laying people off. During the spring and summer of 2020, the Crossroads Community Kitchen served over 85,000 meals to people in need, an accomplishment that Howard and the Rieger team will be proud of for years to come.

Chef Hanna was invited by the James Beard Foundation to attend Chef's Bootcamp for Policy and Change in 2017. He received international exposure in 2018 by hosting a pop-up at Chambre Noir, a natural wine bar in Paris, participating in the US-Japan Leadership Conference in Kyoto and Tokyo in 2019, and cooking at Tuscany's Podere Ciona Winery where he composed his menu entirely from the inspiration taken from local ingredients. Howard is actively involved in the fight for workers' rights and other social justice causes and was asked to speak at a press conference in the US Capitol alongside Congressional leaders in support of a bill to raise the federal minimum wage. Howard loves to travel and explore other cultures, and most of his extended family lives overseas in Samoa and Aotearoa/New Zealand, but he is always proud to represent Kansas City by showing off the best of what the Midwest has to offer.

He is often found cooking outdoors, at farm dinners, charity events, and pig roasts. Howard is the founder of Manaia Hospitality, a new restaurant group that will roll out two concepts in 2021.

Chef Howard has always wanted to showcase his love for old-school delicatessen sandwiches in some form and is excited to join the 'King G' team to accomplish that goal.

Danielle Lehman, Marketing Manager

With over 15 years of experience in marketing, Danielle spent the first decade of her career working on both the agency and client-side in industries including hospitality, eCommerce, software, and consumer packaged goods before launching her consulting firm. Having worked for clients including Johnny Rockets, Zpizza, and Yogurtland, she has built upon her experience to build a team of interdisciplinary digital experts, including brand strategists, marketers, designers, developers, and other specialists in the marketing and tech space.

Outside of work, Danielle spends her time exploring America's vibrant and diverse food scene by producing and hosting Open Belly, a podcast sharing the stories of immigrant chefs. She is also the founder of CurbsideKC.com, an effort to inform Kansas Citians about curbside pickup offerings at locally-owned restaurants during the pandemic. She also spearheads a program in Kansas City to rescue food waste from restaurants and give it a new purpose at local hunger relief organizations.

Gus Cobb, Bar Manager

For the last three years, Gus Cobb, has been part of the most talented and sought-after hospitality teams in the midwest. Gus previously worked two-year stints at both the Rieger Hotel Grill & Exchange (led by Chef Consultant Howard Hanna) and subterranean cocktail bar, Manifesto. He most recently re-opening and redesigning the bar and bar program at Lawrence, KS favorite Limestone Pizza.Kitchen.Bar.

At the Rieger and Manifesto, Gus honed his skills and love of the hospitality industry. Charged with contributing to both the Rieger and Manifesto menus every four months simultaneously, he deepened his knowledge of cocktail curation and execution.

A natural lover of the outdoors, Gus is an avid rock climber. Taking him to all corners of the Western United States, and across the Atlantic to the United Kingdom and southern France where he spent a year abroad. Fitness and goal-oriented, Gus has completed five half and one full marathon.

Gus attended The University of Kansas, completing a bachelor's in Art History & Business. In the summer of 2015, he was able to snag a door position at the legendary 8th Street Taproom, where the midwestern classic cocktail "the horsefeather" was created. This door position allowed him to discover a new world of booze, beer, and hospitality.

After, several years of learning under Lawrence veteran bartenders at the Taproom and Limestone P.K.B, his eyes were set on the Rieger Hotel & Manifesto, in downtown Kansas City.

Gus joined, Manifesto, the highest volume craft cocktail bar in the Midwest sharpening his speed, efficiency, and hospitality. After Manifesto, Gus moved upstairs to the Rieger, to learn a new world of fine dining, wine, and an entirely different kind of guest experience.

Gus is excited to start a new chapter as the bar manager for King G; providing a fun, safe, and trusting environment for guests and staff alike.

Zac Sachs, Kitchen Manager

Zac Sachs knew at a young age that food was going to be his life. He started bussing tables when he was old enough to be in the kitchen and hasn't had a job that wasn't in the restaurant industry, whether, cooking, serving, bartending, or managing. His different roles created respect and love for both front and back of the house.

Zac's first management stint was as a kitchen supervisor with Marriott Hotels. He learned effective corporate systems and leadership training. After the Marriot experience, Zac became a GM for Planet Sub, a locally owned deli shop.

After several years at Planet Sub, Zac was recruited by Penn Gaming to run the deli at Argosy Casino. He spent 8 years at the Casino working various management jobs, as Deli Manager, EVS Director, and Asst. Manager for 99 Hops House, working with Eric Flanagan.

Zac is excited to work with Howard Hanna, and together execute a high quality deli and bar food program at King G, for years to come.

I am excited to join this team and help be apart of a this experience.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$125,000
Offering Deadline	April 15, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$148,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
"Jim's" Leasehold Improvements	$117,500	$139,120
Mainvest Compensation	$7,500	$8,880
TOTAL	$125,000	$148,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.8 - 2.1%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.3 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.3%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.8% and a maximum rate of 2.1% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$125,000	1.8%
$130,750	1.9%
$136,500	2.0%
$142,250	2.0%
$148,000	2.1%

[3] To reward early participation, the investors who contribute the first $40,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $40,000.0 has been raised in the offering will receive a 1.3x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Membership interest
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	25%
How these securities differ from the revenue sharing notes being offered to investors	The Membership Interests represent ownership interests in the Company, whereas the Promissory Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Eric Flanagan	73%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Alt Cap	$49,983	4.5%	10/01/2023	
CACU - Equipment	$106,784	5.5%	08/01/2025	
Mainvest Revenue Share Note	$144,170	%	01/01/2026	2.7% of revenue until 1.5x payback multiple is achieved.

(Q) Other Offerings of Securities within the Last Three Years

April 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $101,100 Please refer to the company's Form C/U dated July 9th, 2021 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Other outstanding debt or equity

As of 1/19/22, Good Beer LLC. dba "King G" has debt of $300,937 outstanding and a cash balance of $200,000.00. This debt is sourced primarily from Stackmend1 LLC. and will be senior to any investment raised on Mainvest. In addition to the Good Beer LLC. dba "King G"'s outstanding debt and the debt raised on Mainvest, Good Beer LLC. dba "King G" may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,200,000	$2,332,000	$2,448,600	$2,571,030	$2,648,161
Cost of Goods Sold	$510,000	$540,600	$567,630	$596,011	$613,891
Gross Profit	$1,690,000	$1,791,400	$1,880,970	$1,975,019	$2,034,270
EXPENSES					
Rent	$124,125	$131,572	$138,150	$145,057	$149,408
Utilities	$20,000	$20,000	$20,000	$20,000	$20,000
Salaries	$160,000	$160,000	$160,000	$160,000	$160,000
Insurance	$36,000	$36,000	$36,000	$36,000	$36,000
Equipment Lease	$44,000	$44,000	$44,000	$44,000	$44,000
Repairs & Maintenance	$21,000	$21,000	$21,000	$21,000	$21,000
Supplies	$25,000	$25,000	$25,000	$25,000	$25,000
Hourly Labor	$506,000	$536,360	$563,178	$591,336	$609,076
Legal & Professional Fees	$36,800	$36,800	$36,800	$36,800	$36,800
Marketing	$18,000	$18,000	$18,000	$18,000	$18,000
Merchant Fees	$70,000	$74,200	$77,910	$81,805	$84,259
Charity	$10,000	$10,250	$10,506	$10,768	$11,037
Payroll Taxes	$128,000	$135,680	$142,464	$149,587	$154,074
Operating Profit	$491,075	$542,538	$587,962	$635,666	$665,616

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-34,040.00	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V